SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

FORM 6-K

Report of Foreign Issuer

FOR PERIOD ENDED

March 31, 2003

COMMISSION FILE NUMBER:

01-31380

KIRKLAND LAKE GOLD INC.

(Translation of registrant's name into English)

Suite 300, 570 Granville Street

Vancouver, British Columbia

Canada, V6C 3P1

_________________________________________

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - ●.

P.O. Box 370

KIRKLAND LAKE, ON, P2N 3J7

March 31, 2003

                        Symbol – TSX: KGI

UPDATE ON NEW DISCOVERY ZONE AND THIRD QUARTER RESULTS

Drilling Results

Kirkland Lake Gold is pleased to announce that it has expanded the significant high-grade mineralization in the new “D” zone that is 500 feet away from any previous drilling.  The existence of the new zone was announced in a prior press release dated February 24, 2003. As stated in that news release, the zone was discovered by hole 38-181 which intersected 1.73 ounces of gold per ton over 8.9 feet (8.9 feet true width (“TW”)) approximately 300 feet above the 38 level – the uppermost level of the Macassa Mine. While most ore zone structures in the Kirkland Lake Camp are east-west striking, this zone is north-south striking.

The drilling results are shown in the following tables.

Discovery Hole:

DRILL HOLE No.	VEIN	FROM (feet)	TO (feet)	HOLE DIP (degrees)	AZIMUTH (degrees)	ASSAY (oz. per ton/feet)
38-181	“D”	395.6	404.5	+42	106	1.73/8.9’=8.9’TW VG+TELL

New Drilling:

DRILL HOLE No.	VEIN	FROM (feet)	TO (feet)	HOLE DIP (degrees)	AZIMUTH (degrees)	ASSAY (oz. per ton/feet)
38-192	“D”	393.5	394.5	+37	131	0.33/1.0’=0.9’TW VG+TELL
38-194	“D”	391.3	394.6	+44	108	0.73/3.3’=3.2’TW VG+TELL
38-195	“D”	410.5	417.0	+43	105	0.78/6.5’=6.4’TW VG+TELL
	INCLUDING	415.3	417.0	+43	105	2.73/1.7’=1.7’TW VG+TELL
38-196	“D”	421.5	423.6	+36	104	0.15/2.1’=2.1’TW
38-197	“D”	397.6	401.6	+50	100	0.41/4.0’=4.0’TW VG+TELL
38-202	“D”	405.7	417.2	+58	105	0.63/11.5’=11.0’TW VG+TELL
	INCLUDING	407.6	409.7	+58	105	2.54/2.1’=2.0’TW VG+TELL

T.W.= True Width  V.G.=Visible Gold  TELL=Tellurides CUT= cut to 3.50 oz./ton

Follow-up drilling on a 50 to 100 foot pattern has expanded this new “D” zone with results to date in the above table. Visible gold plus tellurides were visible in quartz veining in six of the seven holes drilled to date. The latest drill hole, 38-202, has intersected 0.63 ounces of gold per ton over 11.5 feet (11.0 feet TW), including 2.54 ounces of gold per ton over 2.1 feet (2.0 feet TW). This hole is 3,400 feet below surface, 140 feet above and north of the discovery hole. It is the widest, and most strongly mineralized (in terms of quartz veining), hole to date. The “D” zone is open in all directions. Ore-grade intercepts are hosted by all rock types, including conglomerates – which had previously been thought to be a poor host rock in the Kirkland Lake Camp.

Historically, ore-bearing structures in Kirkland Lake are laterally very extensive (1,000 feet to 20,000 feet). Ore-grade shoots along these structures generally are also extensive (1,000 to 8,000 feet). Based on existing drilling, this new zone is mineralized for 1300 feet down-dip by 800 feet on strike, and open in all directions.

“While we are looking forward to the resumption of underground production mid-April, the exploration progress on the D zone has benefited from this recent pause in mining.  We have been able to allow the drills to work without scheduling interruptions producing new results that expand the zone to the west and towards Shaft #3,” said Kevin Bullock, Vice President, Corporate Development.  “The excitement now is that in combination with the results received above the 38 Level on the ’04 Break and the South Zone, we will advance plans to develop a new level on the 3400 foot horizon and be able to access the mineralization in the short term.  This will also allow us to continue exploring that much further up plunge”

Financial Results

The Company announces that revenues for the 3rd quarter ended January 31st, 2003 were $2,153,418 and that the Company incurred a loss of $2,001,671 for this period. The loss arose as delays occurred in the transition to underground mining and included the expensing of $551,251 in drilling and exploration. Gold sales for the quarter were 4,250 ounces whereas production for the quarter was 2,110 ounces from the mining and milling of surface ores.

For the nine-month period ended January 31st, 2003 revenues were $10,227,413 and the net loss was $1,794,376. Gold production for the nine months totaled 22,611 ounces from the processing of a total of 123,709 tons of tailings and 69,319 tons of hard rock.

“The financial and production results for both this third quarter and the fourth quarter reflect the operating challenges we have had in dewatering and the ore pass collapse we sustained in February. However the outstanding geological discoveries and results position us well for our next fiscal year commencing May. “ said Brian Hinchcliffe, CEO, “Our on-site management team responded superbly with the utmost focus on safety and we are in the final stages of securing the ore pass and shaft and returning to full production.”

The results of the Company’s underground diamond drilling program have been reviewed, verified (including sampling, analytical and test data) and compiled by the Company's geological staff (which includes a ‘qualified person’, Michael Sutton P.Geo. for the purpose of NI 43-101, Standards of Disclosure for Mineral Projects).

The Company has implemented a quality control program to ensure sampling and analysis of all exploration work is conducted in accordance with the best possible practices. The drill core is sawn in half with half of the core samples shipped to the Swastika Laboratories in Swastika, Ontario for analysis. The other half of the core is retained for future assay verification. Gold analysis is conducted by fire assay using atomic absorption or gravimetric finish.  The laboratory re-assays at least 10% of all samples and additional checks may be run on anomalous values.

The Company’s Kirkland Lake properties are the subject of a report prepared by Roland H. Ridler, B.A.Sc.(hons.), M.A.Sc., Ph.D.(Econ.Geol.), P.D., entitled Kirkland Lake Mineral Properties (Macassa Mine, Kirkland Lake Gold, Teck-Hughes, Lake Shore, Wright-Hargreaves dated November 30, 2001.  A copy of the report has been filed on SEDAR (www.sedar.com <http://www.sedar.com>).

For further information, please contact:

Brian A. Hinchcliffe

 (705) 567-5208

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KIRKLAND LAKE GOLD INC.

(the Registrant)

Date:	April 1, 2003	By:	Signed “Sandra Lee”
Signature Sandra Lee, Secretary
Name* Title

*Print name and title under the signature of the signing officer